EXHIBIT 99.1

AGREEMENT AND PLAN OF MERGER

by and among

VIKING HOLDINGS LLC,

VIKING ACQUISITION CORPORATION

and

VIRTUAL RADIOLOGIC CORPORATION

May 16, 2010

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 16, 2010, is by and among Viking Holdings LLC, a Delaware limited liability company (“Parent”), Viking Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Virtual Radiologic Corporation, a Delaware corporation (the “Company”).

W I T N E S S E T H :

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving that merger upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company has (i) determined that the Merger is advisable, fair and in the best interests of the Stockholders, (ii) adopted and approved the Merger upon the terms and subject to the conditions set forth in this Agreement, and (iii) recommended that the Stockholders adopt this Agreement;

WHEREAS, the Board of Managers of Parent, as the sole stockholder of Merger Sub, and Board of Directors of Merger Sub, have adopted and approved this Agreement, the Merger and the transactions contemplated by this Agreement;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, and as a condition of the Company entering into this Agreement; Providence Equity Partners VI L.P. and Providence Equity Partners VI-A L.P. (together, the “Guarantors”) are entering into a guarantee in favor of the Company (the “Guarantee”) pursuant to which the Guarantors are guaranteeing certain of the obligations of Parent and Merger Sub under this Agreement as set forth in the Guarantee;

WHEREAS, contemporaneously with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s entering into this Agreement, certain Stockholders have entered into a Voting Agreement with the Parent and Merger Sub (the “Voting Agreement”); and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger.

NOW THEREFORE, in consideration of the promises and the mutual agreements, covenants, representations and warranties herein contained, the parties hereto agree as follows:

ARTICLE I
THE MERGER

SECTION 1.01 The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time (the “Merger”).  At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

SECTION 1.02 Closing.  The closing of the Merger (the “Closing”) will take place at 10:00 a.m., Minneapolis, Minnesota time, on the date (the “Closing Date”) that is the second Business Day after the satisfaction or waiver (subject to applicable Law) of the conditions set forth in Article VI (excluding conditions that, by their terms, are to be satisfied on the Closing Date but subject to the satisfaction or waiver of such conditions), unless another time or date is agreed to in writing by the parties hereto.  The Closing shall be held at the offices of Oppenheimer Wolff & Donnelly LLP, Plaza VII, Suite 3300, 45 South Seventh Street, Minneapolis, Minnesota 55402, unless another place is agreed to in writing by the parties hereto.  For the purposes of this Agreement, “Business Day” shall mean each day other than a Saturday, Sunday or any other day when commercial banks in New York, New York are authorized or required by Law to close.

SECTION 1.03 Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall prepare and execute a certificate of merger (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL, and the Surviving Corporation shall file the same with the Secretary of State of the State of Delaware.  The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such subsequent time or date as Parent and the Company shall agree and specify in the Certificate of Merger (the “Effective Time”).

SECTION 1.04 Effects of the Merger.  The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the applicable Laws of the State of Delaware.  If at any time after the Effective Time any further action is necessary to vest in the Surviving Corporation the title to all property or rights of Merger Sub or the Company, the authorized officers and directors of the Surviving Corporation are fully authorized in the name of Merger Sub or the Company, as the case may be, to take, and shall take, any and all such lawful action.

SECTION 1.05 Certificate of Incorporation and Bylaws.

(a) At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated in the Merger to read in its entirety as set forth in Exhibit A hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b) At the Effective Time, the bylaws of the Company as the Surviving Corporation shall be amended and restated in the Merger to conform in their entirety to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time (except that all references to “Merger Sub” in the bylaws of the Surviving Corporation shall be changed to refer to “Virtual Radiologic Corporation”) and as set forth in Exhibit B hereto and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

SECTION 1.06 Directors.  The parties hereto shall take, and cause to be taken, all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and the bylaws.

SECTION 1.07 Officers.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and the bylaws.

ARTICLE II
CONVERSION OF SECURITIES; MERGER CONSIDERATION

SECTION 2.01 Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Cancellation of Parent and Merger Sub Owned Company Common Stock; Treasury Stock.  Each share of Company Common Stock that is owned by Parent, Merger Sub or any other subsidiary of Parent or by the Company as treasury stock immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Conversion of Company Common Stock.  Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (not including, however, those shares of Company Common Stock canceled pursuant to Section 2.01(a) and Dissenting Shares) shall be converted into and become the right to receive an amount in cash, without interest, equal to $17.25 (the “Merger Consideration”).  All shares of Company Common Stock that have been converted in the Merger into the right to receive the Merger Consideration shall be automatically canceled and shall cease to exist, and the holders of Certificates which immediately prior to the Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such shares other than the right to receive the Merger Consideration in accordance with Section 2.02 of this Agreement.

(c) Capital Stock of Merger Sub.  Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of the Effective Time.

(d) Stock Options and Restricted Stock.

(i) As of the Effective Time, each Company Stock Option shall be accelerated in full so that it becomes fully vested as of the Effective Time and shall without any action on the part of any holder of any Company Stock Option (an “Optionholder”) be canceled and the Optionholder will receive as soon as reasonably practicable following the Effective Time a cash payment (without interest) with respect thereto equal to the product of (A) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option and (B) the number of shares of Company Common Stock issuable upon exercise of such Company Stock Option (collectively, the “Option Consideration”).  (For the avoidance of doubt, each Company Stock Option with an exercise price at or above the Merger Consideration shall be canceled without any right to receive any consideration therefor.)  The Option Consideration shall be reduced by any withholding or other Taxes that may be due as a result of the transactions contemplated by this Section 2.01.

(ii) As of the Effective Time, the restrictions on each restricted share of Company Common Stock (collectively, the “Company Restricted Stock”) granted and then outstanding under the Company Stock Plans shall, without any action on the part of the holder thereof, lapse immediately prior to the Effective Time, and each such share of Company Restricted Stock shall be fully vested in each holder thereof at such time, and each such share of Company Restricted Stock will be treated at the Effective Time the same as, and have the same rights, including the right to receive the Merger Consideration, and be subject to the same conditions as, each share of Company Common Stock not subject to any restrictions.

(iii) The Board of Directors of the Company (the “Company Board”) or compensation committee of the Company Board shall make such amendments and adjustments to make such determinations with respect to, and cause to be taken such actions with respect to, the Company Stock Options and Company Restricted Stock as are necessary and legally permissible to implement the provisions of this Section 2.01.

SECTION 2.02 Payment Procedures.

(a) Parent to Make Merger Consideration and Option Consideration Available.  Prior to the Effective Time, Parent shall (i) deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Paying Agent”) in a separate fund (the “Exchange Fund”), for the benefit of (x) the holders of certificates or evidence of shares in book-entry form which immediately prior to the Effective Time evidence shares of Company Common Stock (each a “Certificate”) and (y) Optionholders, an amount in cash sufficient to pay the aggregate Merger Consideration and the aggregate Option Consideration (collectively, the “Aggregate Consideration”), and (ii) instruct the Paying Agent to timely pay the Aggregate Consideration in accordance with this Agreement. The Aggregate Consideration deposited with the Paying Agent pursuant to this Section 2.02 shall be invested by the Paying Agent as directed by Parent; provided, however, that any such investment or any payment of earnings from any such investment shall not (a) delay the receipt by the holders of record of the Certificates of the Merger Consideration or otherwise impair such holders’ rights hereunder, or (b) delay the receipt by the Optionholders of the Option Consideration or otherwise impair such holders’ rights hereunder. Any interest or income produced by such investments shall not be deemed part of the Exchange Fund and shall be payable to the Surviving Corporation.  In the event that the funds in the Exchange Fund shall be insufficient to make the payments contemplated by Section 2.01, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment.  The Paying Agent shall cause the Exchange Fund to be (i) held for the benefit of the holders of shares of Company Common Stock and Company Stock Options and (ii) applied promptly to making the payments provided for in Section 2.01.  The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(b) No Further Ownership Rights in Company Common Stock or Company Stock Options; Transfer Books.  The Merger Consideration and the Option Consideration paid by the Paying Agent in accordance with the terms of this Section 2.02 upon conversion of any shares of Company Common Stock (including the Company Restricted Stock) or Company Stock Options, as applicable, shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock or Company Stock Option, as applicable, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock or Company Stock Options that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in Section 2.03.

SECTION 2.03 Exchange of Shares; Cancellation of Options.

(a) As soon as reasonably practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a Certificate a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon proper surrender of a Certificate for exchange and cancellation to the Paying Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration that such former holder has the right to receive pursuant to the provisions of Section 2.01, in each case, in respect of the Certificate surrendered pursuant to the provisions of this Section 2.03, and the Certificate so surrendered shall forthwith be canceled.

(b) If payment of the Merger Consideration is to be made to any Person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition of the payment thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Paying Agent in advance of any transfer or other similar Taxes required by reason of the payment of the Merger Consideration to any Person other than the registered holder of the Certificate surrendered, or required for any other reason relating to such holder or requesting Person, or shall establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(c) As soon as reasonably practicable after the Effective Time, the Paying Agent shall provide notice to each Optionholder which includes (i) a description of the treatment of the Company Stock Options in accordance with Section 2.01(d) and (ii) payment of the Option Consideration that such Person has the right to receive pursuant to the provisions of Section 2.01(d) in respect of such Optionholder’s Company Stock Options.

(d) Any portion of the Exchange Fund that remains unclaimed by the Stockholders or Optionholders for one (1) year after the Effective Time shall be paid, at the request of Parent, to Parent. Any Stockholder or Optionholder who has not theretofore complied with this Section 2.03 or, with respect to the Optionholders, has not received their Option Consideration, shall thereafter look only to Parent for payment of the Merger Consideration or Option Consideration payable in respect of each share of Company Common Stock or Company Stock Option held by such Person at the Effective Time as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding anything to the contrary contained herein, none of Parent, the Company, the Paying Agent, Merger Sub or any other Person shall be liable to any former Stockholder or Optionholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(e) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in such amount as Parent may determine is reasonably necessary (such amount, however, not to exceed 20% of the Merger Consideration that the Person is entitled to receive in respect of such lost, stolen or destroyed Certificate) as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(f) Parent, Surviving Corporation or the Paying Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Company Common Stock or Company Stock Options such amounts as Parent, or any Affiliate thereof, Surviving Corporation or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Code or any applicable provision of U.S. federal, state, local or non-U.S. tax Law. To the extent that such amounts are properly withheld by Parent, Surviving Corporation or the Paying Agent, (i) Parent, Surviving Corporation or the Paying Agent will promptly pay such withheld amounts to the appropriate taxing authority, and (ii) such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Stockholder or Optionholder in respect of whom such deduction and withholding were made by Parent, Surviving Corporation or the Paying Agent.

SECTION 2.04 Adjustments to Prevent Dilution.  Without limiting the other provisions of this Agreement, in the event that the Company changes the number of shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be equitably adjusted to reflect such change.

SECTION 2.05 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and held by Stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who are entitled to demand and shall have demanded properly in writing appraisal for such shares in accordance, and who comply in all respect with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration set forth in Section 2.01.  Such Stockholders shall be entitled to receive only the fair value of such shares in accordance with the provisions of Section 262 of the DGCL, unless and until such Stockholders shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under Section 262 of the DGCL.  If any holder of Dissenting Shares shall have failed to perfect or shall have withdrawn or lost his, her, or its rights to appraisal of such shares under Section 262 of the DGCL, such shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration specified in Section 2.01, without any interest thereon, upon surrender, in the manner provided in Section 2.03, of the Certificate or Certificates that formerly evidenced such Dissenting Shares and the Surviving Corporation and Parent shall remain liable for the payment of the Merger Consideration for such shares of Company Common Stock.  At the Effective Time, any holder of Dissenting Shares shall cease to have any rights with respect thereto except the rights provided in Section 262 of the DGCL as described in this Section 2.05.

(b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL.  The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (a) other than with respect to the representations and warranties in Section 3.02 (Capitalization), in reasonable detail in the Company’s filings with the Securities and Exchange Commission (the “SEC”) required by the Securities Act or the Exchange Act made between December 31, 2008 and the date hereof (excluding any disclosure set forth therein under the heading “Risk Factors” (other than factual information contained therein), any disclosures in any section related to forward-looking statement to the extent that they are primarily predictive, cautionary or forward looking in nature (other than factual information contained therein), or any statements in Management’s Discussion and Analysis) or (b) in the disclosure schedule of the Company delivered to Parent concurrently herewith (the “Company Disclosure Schedule”) (with specific reference to the section of this Agreement to which the information stated in such Company Disclosure Schedule relates; provided that (i) disclosure in any section of such Company Disclosure Schedule shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable or relevant to such other Section and (ii) the mere inclusion of an item in such Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Company Material Adverse Effect), the Company hereby represents and warrants to Parent and Merger Sub as follows:

SECTION 3.01 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and corporate authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business currently conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to result in a Company Material Adverse Effect. As used in this Agreement, the term “Company Material Adverse Effect” means any change, effect, event, circumstance, condition, occurrence or development that, individually or in the aggregate, has had or would be reasonably likely to have a material adverse effect on (i) the business, results of operations or condition (financial or otherwise) of the Company, its Subsidiaries and the Affiliated Medical Practices taken as a whole or (ii) the Company’s ability to consummate the transactions contemplated hereby on a timely basis; provided, however, that in determining whether a Company Material Adverse Effect has occurred, there shall be excluded any effect on the Company, its Subsidiaries or the Affiliated Medical Practices relating to or arising in connection with (A) the negotiation, execution, delivery or public announcement or the pendency of this Agreement or the transactions contemplated hereby or any actions expressly required to be taken in compliance herewith or otherwise with the written consent of the other party hereto, including the impact thereof on the relationships of the Company, any of its Subsidiaries or any of the Affiliated Medical Practices with customers, vendors, licensors, consultants, employees or independent contractors or other third parties with whom the Company, any of its Subsidiaries or any of the Affiliated Medical Practices has any relationship and including any litigation brought by any Stockholder in connection with the transactions contemplated hereby, (B) any change in the market price or trading volume of the Company’s securities or any effect resulting from any such change, (but not, in each case, the underlying cause of such change or effect), (C) any failure by the Company to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date hereof (but not, in each case, the underlying cause of such change or effect), (D) any change in federal, state, non-U.S. or local Law, regulations, policies or procedures, or interpretations thereof, (E) any change in United States generally accepted accounting principles (“GAAP”) or regulatory accounting requirements applicable or potentially applicable to the industries in which the Company, its Subsidiaries or the Affiliated Medical Practices operate, (F) changes generally affecting the industries in which the Company, its Subsidiaries or the Affiliated Medical Practices operate, (G) changes in economic conditions (including changes in the prevailing interest rates) in the United States, in any region thereof, or in any non-U.S. or global economy or (H) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, or any declaration of war by the United States Congress or any hurricane, earthquake or other natural disaster, except to the extent such effects relating to or arising in connection with matters described in (x) clauses (D)

and (F) above disproportionately affect the teleradiology industry, as compared to other companies that conduct business in the healthcare industry and (y) clauses (E), (G) and (H) above disproportionately affect the Company, its Subsidiaries, and Affiliated Medical Practices, taken as a whole, as compared to other companies that conduct business in the industries in which the Company, its Subsidiaries and Affiliated Medical Practices conduct business.

(b) The copies of the certificate of incorporation and bylaws of the Company which have previously been made available to Parent are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

(c) Each Subsidiary of the Company and each of the Affiliated Medical Practices (i) is duly organized and validly existing as a corporation, partnership, limited liability company or other entity, as the case may be, under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or non-U.S.) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and in which the failure to be so qualified would reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect, and (iii) has all requisite corporate or other organizational power and authority to own or lease its properties and assets and to carry on its business as now conducted.

(d) The minute books of the Company and each of its Subsidiaries and the Affiliated Medical Practices previously made available to Parent contain true, complete and correct records in all material respects of all meetings and other material corporate actions held or taken since January 1, 2008 of their respective stockholders, members, partners or other equity holders and Boards of Directors or other governing bodies (including committees of their respective Boards of Directors or other governing bodies) through the date hereof.

SECTION 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of One Hundred Million (100,000,000) shares of Company Common Stock and Six Million Three Hundred Seventy Thousand (6,370,000) shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). As of the close of business on May 13, 2010 (the “Capitalization Date”), there were Sixteen Million Three Hundred Twenty-Six Thousand Six Hundred and Nine (16,326,609) shares of Company Common Stock outstanding (including shares of Company Restricted Stock) and no shares of Company Preferred Stock Outstanding. As of the close of business on the Capitalization Date, no shares of Company Common Stock or Company Preferred Stock were reserved or to be made available for issuance, except as set forth in Section 3.02(a) of the Company Disclosure Schedule. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except (i) as set forth in Section 3.02(a) of the Company Disclosure Schedule, (ii) pursuant to any cashless exercise provisions of any Company Stock Options or pursuant to the surrender of shares to the Company or the withholding of shares by the Company to cover Tax withholding obligations under the Company’s stock plans and arrangements set forth in Section 3.02(a) of the Company Disclosure Schedule (collectively, and in each case as the same may be amended to the date hereof, the “Company Stock Plans”), and

(iii) as set forth elsewhere in this Section 3.02(a), the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of the Company Common Stock (including any rights plan or agreement). Section 3.02(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of the aggregate number of shares of Company Common Stock issuable upon the exercise of each Company Stock Option and each share of Company Restricted Stock granted under the Company Stock Plans that was outstanding as of the Capitalization Date and the exercise price for each such Company Stock Option.  Since the Capitalization Date, the Company has not (i) issued or repurchased any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than upon the exercise of employee stock options granted prior to such date and disclosed in this Section 3.02(a) or pursuant to the surrender of shares to the Company or the withholding of shares by the Company to cover Tax withholding obligations under the Company Stock Plans, or (ii) issued or awarded any options, restricted shares or other equity-based awards under the Company Stock Plans or otherwise.

(b) Section 3.02(b) of the Company Disclosure Schedule lists the name, jurisdiction of organization, authorized and outstanding shares of capital stock and record and beneficial owners of such capital stock for each Subsidiary of the Company.  Except as set forth in Section 3.02(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable for, any equity or similar interest in, any corporation, partnership, joint venture or other similar business association or entity. Except as set forth in Section 3.02(b) of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of the Company’s Subsidiaries free and clear of any Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, sale or issuance of any shares of capital stock or any other equity security of any Subsidiary of the Company or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any such Subsidiary.

(c) Section 3.02(c) of the Company Disclosure Schedule lists the name, jurisdiction of organization, authorized and outstanding shares of capital stock or membership interests, as applicable, for each of the Affiliated Medical Practices and the record and beneficial owners of such capital stock and membership interests.

SECTION 3.03 Authority; No Violation.

(a) The Company has full corporate power and corporate authority to execute and deliver this Agreement and, subject to receipt of the Company Required Vote, to consummate the transactions contemplated hereby. The Company Board at a duly held meeting has (i) determined that this Agreement and the Merger are in the best interests of the Company and the Stockholders and declared this Agreement and the Merger to be advisable, (ii) approved the Merger, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (iii) subject to Section 5.10, recommended that the Stockholders adopt this Agreement and directed that this Agreement be submitted for consideration by the Stockholders at the Company Stockholder Meeting. Except for the adoption of this Agreement by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholder Meeting or by written consent of a majority of the outstanding shares of Company Common Stock (the “Company Required Vote”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally (the “Bankruptcy and Equity Exceptions”).

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby (including the Merger), nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the certificate of incorporation or bylaws of the Company or any of the similar governing documents of any of its Subsidiaries or the Affiliated Medical Practices or (ii) assuming that the consents, approvals and filings referred to in Section 3.04 are duly obtained or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company, any of its Subsidiaries, any of the Affiliated Medical Practices or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of the Company, any of its Subsidiaries or any of its Affiliated Medical Practices under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company, any of its Subsidiaries or any of its Affiliated Medical Practices is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or other events which, either individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect.

SECTION 3.04 Consents and Approvals.  No consents or approvals of, or filings or registrations with, any federal or state court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization of competent jurisdiction (each a “Governmental Entity”) or with any third Person are necessary in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated hereby, except for (a) any notices required to be filed under the HSR Act, (b) the filing with the SEC of a proxy statement in definitive form relating to the Company Stockholder Meeting (the “Proxy Statement”) as well as any other filings required to be made with the SEC pursuant to the Securities Act or the Exchange Act, (c) any filings required by the rules and regulations of the Nasdaq Stock Market (d) the filing of the Certificate of Merger in accordance with the DGCL, and (e) consents or approvals of, or filings or registrations with, Governmental Entities or third Persons, the failure of which to be obtained or made would not be reasonably expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.05 SEC Filings.  The Company has filed all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2008 (collectively, the “Company SEC Reports”).  Each of the Company SEC Reports, as amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Securities Act”) and the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Exchange Act”), each as in effect on the date so filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such subsequent filing).  None of the Company SEC Reports contained, when filed or, if amended or supplemented prior to the date hereof, as of the date of such amendment or supplement, any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

SECTION 3.06 Financial Statements.

(a) Each of the financial statements included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable), after giving effect to any restatements made by the Company prior to the date of this Agreement, fairly present in all material respects (subject, in the case of the unaudited statements, to normal recurring adjustments, none of which would be reasonably expected to result in, individually or in the aggregate, a Company Material Adverse Effect) the results of the consolidated operations and changes in stockholders’ equity and consolidated financial position of the Company, its Subsidiaries and the Affiliated Medical Practices for the respective fiscal periods or as of the respective dates therein set forth. Each of such financial statements (including the related notes, where applicable), after giving effect to any restatements made by the Company prior to the date of this Agreement, complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such financial statements (including the related notes, where applicable) has been prepared in accordance with GAAP, as in effect on the date or for the period with respect to which such principles are applied, in all material respects consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q. The books and records of the Company, its Subsidiaries and the Affiliated Medical Practices have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(b) The records, systems, controls, data and information of the Company, its Subsidiaries and the Affiliated Medical Practices are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company, its Subsidiaries or the Affiliated Medical Practices or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described below in this Section 3.06(b). The Company (i) has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries and the Affiliated Medical Practices, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

SECTION 3.07 Broker’s Fees.  Except for the Company’s engagement of Goldman Sachs & Co., neither the Company, any of its Subsidiaries nor any of the Affiliated Medical Practices has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

SECTION 3.08 Absence of Certain Changes or Events.

(a) Except as set forth in Section 3.08(a) of the Company Disclosure Schedule, since January 1, 2010, no event has occurred which would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth in Section 3.08(b) of the Company Disclosure Schedule or as contemplated by this Agreement or permitted under Section 5.03, since January 1, 2010, the Company, its Subsidiaries and the Affiliated Medical Practices have carried on their respective businesses in all material respects in the Ordinary Course of Business.

SECTION 3.09 Legal Proceedings.

(a) As of the date of this Agreement, none of the Company, its Subsidiaries or the Affiliated Medical Practices is a party to any, and there are no pending or, to the Knowledge of the Company, threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature (i) against the Company, any of its Subsidiaries or any of the Affiliated Medical Practices that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement.  “Knowledge of the Company” means the actual knowledge of the directors and executive officers of the Company listed in Section 3.09(a) of the Company Disclosure Schedule, in each case without such individual being obligated to conduct any special inquiry or investigation into the affairs or records of the Company, its Subsidiaries or the Affiliated Medical Practices. The directors and executive officers of the Company listed in Section 3.09(a) of the Company Disclosure Schedule shall not be deemed to have knowledge (actual, constructive or otherwise) of any fact, event, condition or occurrence known or deemed to be known by any other person other than as expressly set forth in the foregoing sentence.

(b) As of the date of this Agreement, except as set forth in Section 3.09(b) of the Company Disclosure Schedule, none of the Company, any of its Subsidiaries, any of the Affiliated Medical Practices or any of their respective businesses or properties are subject to or bound by any injunction, order, judgment, decree or regulatory restriction of any Governmental Entity specifically imposed upon the Company, any of its Subsidiaries, any of the Affiliated Medical Practices or their respective assets which would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.10 Taxes.

(a) Except as set forth in Section 3.10(a) of the Company Disclosure Schedule: (i) each of the Company, its Subsidiaries and the Affiliated Medical Practices has (A) duly and timely filed (including pursuant to applicable extensions granted without penalty) all material Tax Returns required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, (B) timely paid in full all material amounts of Taxes due and owing (whether or not shown on any Tax Return) except for Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the latest audited financial statements in accordance with GAAP, and (C) made adequate provision in its financial statements in accordance with GAAP for payment of all material amounts of Taxes that are not yet due and payable; (ii) no material deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company, any of its Subsidiaries or any of the Affiliated Medical Practices which deficiencies have not since been resolved; and (iii) there are no material Liens for Taxes upon any of the assets of the Company, its Subsidiaries or the Affiliated Medical Practices except for statutory liens for current Taxes not yet due, or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the latest financial statements in accordance with GAAP.

(b) Except as set forth in Section 3.10(b) of the Company Disclosure Schedule, none of the Company, its Subsidiaries or the Affiliated Medical Practices (i) is or has ever been a member of an “affiliated group” (other than, with respect to the Company, a group the common parent of which is the Company) filing an affiliated, consolidated, combined or unitary Tax Return, or (ii) has any liability for Taxes of any Person (other than, with respect to, the Company, and its Subsidiaries) arising from the application of Treasury Regulation section 1.1502-6 or any analogous provision of state, local or non-U.S. Law, as a transferee or successor, or by contract (other than customary Tax indemnifications contained in commercial agreements the primary purpose of which does not relate to Taxes).

(c) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) has been entered into by or with respect to the Company or any of its Subsidiaries or the Affiliated Medical Practices.

(d) None of the Company, its Subsidiaries or the Affiliated Medical Practices has been a “distributing corporation” or a “controlled corporation” in any distribution occurring during the last two (2) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(e) All Taxes required to be withheld, collected or deposited by or with respect to the Company and each Subsidiary and Affiliated Medical Practice have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority, except for failures to so withhold, collect or deposit that are immaterial, individually and in the aggregate, or for which adequate reserves have been established in accordance with GAAP.

(f) Neither the Company nor any of its Subsidiaries or the Affiliated Medical Practices (i) has granted any waiver of any federal, state, local or non-U.S. statute of limitations with respect to, or granted any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired; (ii) is a party to any Tax allocation or sharing agreement; (iii) has engaged in any listed transaction described in Treasury Regulation section 1.6011-4(b)(2); or (iv) has received written notice from a Governmental Entity in a jurisdiction where the Company, any of its Subsidiaries or the Affiliated Medical Practices do not file Tax Returns claiming that the Company, any of its Subsidiaries or the Affiliated Medical Practices is or may be subject to taxation by that jurisdiction.

(g) As used herein, “Taxes” shall mean all taxes, charges, levies, fees or other assessments imposed by any United States federal, state, local or non-U.S. taxing authority, including income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other similar taxes, including any interest, penalties or additions to tax attributable thereto.

(h) As used herein, “Tax Return” shall mean any return, report, information return or other document (including any related or supporting information) filed or required to be filed with any taxing authority with respect to Taxes, including all information returns relating to Taxes of third parties, any claims for refunds of Taxes and any amendments or supplements to any of the foregoing.

SECTION 3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true and complete list or description of each material employee benefit plan, arrangement, policy, program or agreement and any amendments or modifications thereof (including any stock purchase, stock option, stock incentive, severance, employment, change-in-control, health/welfare plans, fringe benefit, bonus, incentive, deferred compensation, pension and other agreements, programs, policies and arrangements, whether formal or informal, oral or written, whether or not subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that is sponsored, maintained or contributed to as of the date of this Agreement by the Company or any of its Subsidiaries or the Affiliated Medical Practices (collectively, the “Company Benefit Plans”).

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, the Company has previously provided or made available to Parent true and complete copies of each of the Company Benefit Plans and each of the following (if applicable): (i) the most recent actuarial valuation report for each Company Benefit Plan, (ii) the most recent determination letter from the IRS for each Company Benefit Plan, (iii) any summary plan description by the Company, its Subsidiaries or the Affiliated Medical Practices concerning the extent of the benefits provided under a Company Benefit Plan, (iv) any related trust agreement or other funding instrument, and (v) the most recent Form 5500, including the attached schedules, required to have been filed with the IRS.

(c) Neither the Company nor any Person treated as a single employer with the Company under Section 414(b), (c), (m) or (o) of the Code maintains or is required to contribute to any Company Benefit Plan that (i) is a “multiemployer plan” as defined in Sections 3(37) of ERISA, (ii) is subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, or (iii) provides for post-retirement medical, life insurance or other welfare-type benefits (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under a similar state Law).

(d) The Company Benefit Plans and their related trusts intended to qualify under Sections 401 and 501(a) of the Code are subject to current favorable determination or opinion letters from the IRS and, to the Knowledge of the Company, nothing has occurred that is reasonably likely to result in the revocation of such letter, except where the failure to so comply would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(e) The Company Benefit Plans have been maintained and administered in all material respects in accordance with their terms and applicable laws except where the failure to so comply would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(f) There are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, administrative or other proceedings pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan or any related trust or other funding medium thereunder or with respect to the Company as the sponsor or fiduciary thereof or with respect to any other fiduciary thereof, which would reasonably be expected to have a Company Material Adverse Effect.

(g) None of the Company, its Subsidiaries or Affiliated Medical Practices is a party to any contract, agreement, plan or arrangement covering any employee or former employee thereof that, individually or collectively, could give rise to imposition of any excise tax or the payment of any amount that would not be deductible by reason of Section 280G of the Code.  Except (i) as set forth in Section 3.11(g) of the Company Disclosure Schedule or (ii) as would not result in any Taxes or other liabilities to the Company, its Subsidiaries or any employees of the Company or its Subsidiaries in excess of $100,000, the consummation of the transactions contemplated by this Agreement will not by itself (x) result in any payment of severance or other compensation becoming due to any current or former employee or independent contractor, (y) increase any benefits under any Company Benefit Plan, or (z) result in the acceleration of the time of payment, vesting or funding of any such benefits under any Company Benefit Plan.

SECTION 3.12 Compliance with Applicable Law; Permits.

(a) None of the Company, its Subsidiaries or the Affiliated Medical Practices is in violation of, or has violated, any applicable provisions of any applicable Law or requirements of any Governmental Entity, except for any such violations which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the Company, its Subsidiaries and the Affiliated Medical Practices holds all permits, licenses, approvals, authorization, registrations, franchises, certificates, notifications, exemptions and other authorizations from all Governmental Entities (“Permits”) required to operate and to carry on its business as currently conducted, except where the failure to hold such Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.  All Permits are in all material respects, in full force and effect and since January 1, 2008, none of the Company, its Subsidiaries or the Affiliated Medical Practices has received any written notice from any Governmental Entity asserting that the Company or any of its Subsidiaries or the Affiliated Medical Practices is not in material compliance with any Law or material Permit or threatening to suspend, revoke, revise, limit or terminate any material Permit held by the Company or any of its Subsidiaries or the Affiliated Medical Practices.

(c) Except where the failure to do so would not reasonably be expected to have a Company Material Adverse Effect, each of the physicians who provides radiology services for the Company or any of its Subsidiaries or the Affiliated Medical Practices (i) is, solely with respect to providing radiology services for the Company or any of its Subsidiaries or the Affiliated Medical Practices, licensed to practice medicine in each of the states in which (1) such physician practices medicine and (2) the patients for which such physician provides radiology interpretations received imaging services, (ii) has, solely with respect to providing radiology services for the Company or any of its Subsidiaries or the Affiliated Medical Practices, obtained medical staff privileges at any hospitals at which such physician provides radiology interpretations, and (iii) to the Knowledge of the Company, is not now or has never been during the time such physician has performed radiology services for the Company or any of its Subsidiaries or the Affiliated Medical Practices, excluded by any Federal Health Care Program.

(d) Notwithstanding anything contained in this Section 3.12, no representation or warranty shall be deemed to be made in this Section 3.12 in respect of the matters referenced in Sections 3.05 or 3.06 or in respect of environmental, Tax, employee benefits or labor Law matters, each of which matters is addressed by other sections of this Agreement.

SECTION 3.13 Certain Contracts.

(a) Except for this Agreement, the Company Benefit Plans and as set forth in Section 3.13(a) of the Company Disclosure Schedule, as of the date hereof, none of the Company, its Subsidiaries or the Affiliated Medical Practices is a party to nor is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (ii) which materially restricts the rights of the Company, its Subsidiaries or the Affiliated Medical Practices to compete in any line of business in any geographic area or with any Person, or which requires exclusive referrals of business or requires the Company, its Subsidiaries or the Affiliated Medical Practices to offer specified products or services to their customers on a priority or exclusive basis, (iii) with or to a labor union or guild (including any collective bargaining agreement), (iv) which relates to the incurrence of Indebtedness in the principal amount of $100,000 or more, (v) which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of the Company, its Subsidiaries or the Affiliated Medical Practices, or (vi) which involves the purchase or sale of assets with an aggregate purchase price of $100,000 or more.  Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not publicly disclosed in the Company SEC Reports filed prior to the date hereof or set forth in Section 3.13(a) of the Company Disclosure Schedule, is referred to herein as a “Company Contract”, and none of the Company, its Subsidiaries or the Affiliated Medical Practices has received written notice of any material violation of a Company Contract by any of the other parties thereto. The Company has made available all contracts which involved payments by the Company, its Subsidiaries or the Affiliated Medical Practices in fiscal year 2009 of more than $100,000 or which could reasonably be expected to involve such payments during fiscal year 2010 of more than $100,000, other than any such contract that is terminable at will on sixty (60) days or less notice without payment of a penalty in excess of $50,000, or other than any contract entered into on or after the date hereof that is permitted under the provisions of Section 5.03.

(b) Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, (i) each Company Contract is valid and binding on the Company, its Subsidiaries and the Affiliated Medical Practices, as applicable, and in full force and effect (other than due to the ordinary expiration of the term thereof), and, to the Knowledge of the Company, is valid and binding on the other parties thereto, in each case, as enforceability may be limited by the Bankruptcy and Equity Exceptions, (ii) each of the Company, its Subsidiaries and the Affiliated Medical Practices has performed all material obligations required to be performed by it to date under each Company Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material default on the part of the Company, its Subsidiaries or the Affiliated Medical Practices under any such Company Contract, except, in each case, with respect to the foregoing clauses (i) through (iii) as would not reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.14 Undisclosed Liabilities.  Except for (a) liabilities that are fully reflected or reserved against on the consolidated balance sheet of the Company included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, (b) liabilities incurred since March 31, 2010 in the Ordinary Course of Business, (c) liabilities arising under the terms of (but not from any breach or default under) any agreement, contract, commitment, license, permit, lease or other instrument or obligation that is either (i) disclosed in the Company Disclosure Schedule or (ii) not required to be so disclosed by the terms of this Agreement (and including any of the foregoing types of instruments or obligations that are entered into or obtained after the date of this Agreement, as long such action does not result in a breach of this

Agreement), (d) liabilities incurred pursuant to or in connection with this Agreement or the transactions contemplated hereby or (e) liabilities that would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, neither the Company, any of its Subsidiaries nor any of the Affiliated Medical Practices has any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected in the consolidated balance sheet of the Company.

SECTION 3.15 Anti-Takeover Provisions.  To the Knowledge of the Company and subject to the accuracy of Parent’s and Merger Sub’s representations and warranties contained in Section 4.11 below, no Takeover Statute or similar statute or regulation applies or purports to apply to the Company with respect to this Agreement, the Merger or any of the transactions contemplated by this Agreement.

SECTION 3.16 Company Information.  The information relating to the Company, its Subsidiaries or the Affiliated Medical Practices to be included in the Proxy Statement will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Parent, Merger Sub or any of their respective Subsidiaries) will comply as to form in all material respects with the Exchange Act.

SECTION 3.17 Title to Property.

(a) Real Property.  None of the Company, its Subsidiaries nor the Affiliated Medical Practices owns, or has ever owned, any real property.

(b) Personal Property.  The Company, its Subsidiaries and the Affiliated Medical Practices have good, valid and marketable title to all tangible personal property owned by it on the date hereof, free and clear of all Liens other than Permitted Liens, except where the failure to have such title would not reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect. With respect to personal property used in the business of the Company, its Subsidiaries and the Affiliated Medical Practices which is leased rather than owned, neither the Company nor any Subsidiary or Affiliated Medical Practice is in default under the terms of any such lease the loss of which would reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect.

(c) Leased Property.  All leases of real property and all other leases material to the Company, its Subsidiaries and the Affiliated Medical Practices under which the Company, a Subsidiary or Affiliated Medical Practice, as lessee, leases real or personal property are valid and binding in accordance with their respective terms, there is not under such lease any material existing default by the Company or such Subsidiary or Affiliated Medical Practice or, to the Knowledge of the Company, the lessors thereunder, or any event which with notice or lapse of time would constitute such a default, and in the case of real estate leases the Company or such Subsidiary or Affiliated Medical Practice quietly enjoys the premises provided for in such lease except, in each case, as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

As used herein, “Permitted Liens” means (i) Liens publicly disclosed in the Company SEC Reports filed prior to the date hereof, (ii) Liens disclosed in Section 3.17 of the Company Disclosure Schedule, (iii) Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where the property is located, (iv) such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations, (v) Liens imposed or promulgated by laws with respect to real property and improvements, including zoning regulations, (vi) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the Ordinary Course of Business or (vii) Liens that would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.18 Insurance.  The Company, its Subsidiaries and the Affiliated Medical Practices are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent in accordance with industry practice (taking into account the cost and availability of such insurance) except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries and the Affiliated Medical Practices are in compliance with its insurance policies and is not in default under any of the terms thereof, except for any such non-compliance or default that would not reasonably be expected to result in a Company Material Adverse Effect. Each such policy is outstanding and in full force and effect (other than due to the ordinary expiration of the term thereof). All premiums and other payments due under any such policy have been paid.

SECTION 3.19 Environmental Liability.  Except in each case as would not have a Company Material Adverse Effect:

(a) The operations of the Company, its Subsidiaries and the Affiliated Medical Practices are in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with any Permits required under all applicable Environmental Laws necessary to operate their respective businesses (“Environmental Permits”);

(b) The Company, its Subsidiaries and the Affiliated Medical Practices are not subject to any pending, or to the Knowledge of the Company, threatened claim alleging that the Company, its Subsidiaries or the Affiliated Medical Practices may be in violation of any Environmental Law or any Environmental Permit or may have any liability under any Environmental Law; and

(c) There are no pending or, to the Knowledge of the Company, threatened investigations of the businesses of the Company, its Subsidiaries or the Affiliated Medical Practices or any currently or, to the Knowledge of the Company, previously owned or leased property of the Company, its Subsidiaries or the Affiliated Medical Practices under Environmental Laws, which would reasonably be expected to result in the Company, its Subsidiaries or the Affiliated Medical Practices incurring any material liability pursuant to any Environmental Law.

SECTION 3.20 Intellectual Property.  The Company, its Subsidiaries and the Affiliated Medical Practices own, or have rights to use, all inventions, know-how, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, domain names, trade secrets and other similar rights that are used in the conduct of their respective businesses as currently operated which the failure to so have would have or reasonably be expected to result in a Company Material Adverse Effect (collectively, the “Intellectual Property Rights”). Section 3.20 of the Company Disclosure Schedule sets forth a complete and accurate list of the Company’s, its Subsidiaries’ and the Affiliated Medical Practices’ material Intellectual Property Rights. The Intellectual Property Rights have not expired or terminated, nor are they expected to expire or terminate, within three (3) years from the date of this Agreement. None of the Company, its Subsidiaries or the Affiliated Medical Practices has received written notice that any Intellectual Property Right used by the Company, its Subsidiaries or the Affiliated Medical Practices violates or infringes upon the rights of any third Person. To the Knowledge of the Company, the Intellectual Property Rights do not infringe any patent, copyright, trademark, trade name or other proprietary rights of any third Person, and there is no claim, action or proceeding being made or brought against, or to the Knowledge of the Company, being threatened against, the Company, any of its Subsidiaries or the Affiliated Medical Practices or any of the Intellectual Property Rights. To the Knowledge of the Company, there is no infringement by another Person of any of its Intellectual Property Rights and none of its Intellectual Property Rights are unenforceable. The Company, its Subsidiaries and the Affiliated Medical Practices have taken commercially reasonable security measures to protect the secrecy, confidentiality and value of all of the Intellectual Property Rights.

SECTION 3.21 Labor Matters.

(a) None of the Company’s or its Subsidiaries’ employees is covered by a collective bargaining agreement and, to the Knowledge of the Company, there is no union or other organization seeking or claiming to represent any such employees.

(b) There is no labor dispute, strike, work stoppage or lockout, or, to the Company’s Knowledge, threat thereof, by or with respect to any of the Company’s or its Subsidiaries’ employees.

(c) The Company and its Subsidiaries have not engaged in any unfair labor practice, and to the Knowledge of the Company, there is no pending or threatened labor board proceeding of any kind, including any such proceeding against the Company or its Subsidiaries.

(d) No grievance or arbitration demand or proceeding has been filed, or to the Company’s Knowledge, is threatened against the Company or its Subsidiaries.

(e) No citation has been issued by OSHA against the Company or its Subsidiaries and no notice of contest, claim, complaint, charge, investigation or other administrative enforcement proceeding involving the Company or its Subsidiaries has been filed or is pending or, to the Company’s Knowledge, threatened against the Company or its Subsidiaries under OSHA or any other applicable Law relating to occupational safety and health.

(f) Neither the Company nor any of its Subsidiaries has taken any action that would constitute a “mass layoff,” “mass termination” or “plant closing” within the meaning of the United States Worker Adjustment and Retraining Notification Act or otherwise trigger notice requirements or liability under any federal, local, state or foreign plant closing notice or collective dismissal Law.

(g) To the Company’s Knowledge, the Company and its Subsidiaries are in material compliance with all applicable laws, regulations and orders governing or concerning labor relations, union and collective bargaining, conditions of employment, employment discrimination and harassment, wages, hours or occupational safety and health, including, without limitation, ERISA, the Immigration Reform and Control Act of 1986, the National Labor Relations Act, the Civil Rights Acts of 1866 and 1964, the Equal Pay Act, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Family and Medical Leave Act, the Worker Adjustment and Retraining Notification Act, OSHA, the Davis-Bacon Act, the Walsh-Healy Act, the Service Contract Act, Executive Order 11246, and the Rehabilitation Act of 1973 and all regulations under such acts, except where such non-compliance would not have a Company Material Adverse Effect.

SECTION 3.22 Certain Business Practices.  None of the Company, its Subsidiaries, the Affiliated Medical Practices or, to the Knowledge of the Company, any directors or officers, agents or employees of the Company, its Subsidiaries or the Affiliated Medical Practices, has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any payment in the nature of criminal bribery.

SECTION 3.23 Opinion of Financial Advisor.    Goldman Sachs & Co. has delivered to the Company Board its opinion to the effect that, as of the date of such opinion and subject to the assumptions and qualifications set forth therein, the Merger Consideration to be received by the Stockholders is fair, from a financial point of view, to such Stockholders.

SECTION 3.24 No Other Representations or Warranties.  Except for the representations and warranties expressly contained in this Article III (as modified by the Company Disclosure Schedule), neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company, the Company’s Subsidiaries, the Affiliated Medical Practices or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, whether made by the Company or any of its Affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties expressly contained in this Article III, the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Parent, Merger Sub or any of their Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any director, officer, employee, agent, consultant, or representative of the Company or any of its Affiliates).

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, hereby represent and warrant as follows:

SECTION 4.01 Organization.  Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation.  Each of Parent and Merger Sub has the power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business currently conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to result in a Parent Material Adverse Effect.  The copies of the formation documents of Parent and Merger Sub which have previously been made available to the Company are true, complete and correct copies of such documents as in effect as of the date of this Agreement.  As used in this Agreement, a “Parent Material Adverse Effect” means a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement in a timely manner or otherwise prevent or materially delay Parent or Merger Sub from performing any of its material obligations under this Agreement.

SECTION 4.02 Authority Relative to this Agreement.  Each of Parent and Merger Sub has all requisite right and power and authority to enter into this Agreement and the documents and instruments to be executed and delivered by it pursuant hereto, and to perform its obligations hereunder and thereunder.  The execution, delivery and performance by Parent or Merger Sub of this Agreement and the documents and instruments to be executed and delivered by them pursuant hereto have been duly authorized by all necessary corporate or limited liability company action, as applicable.  This Agreement and the documents and instruments to be executed and delivered pursuant hereto by Parent or Merger Sub are and will be the legal, valid and binding obligations of Parent and Merger Sub, respectively, enforceable against them in accordance with their terms, except as enforcement may be limited by the Bankruptcy and Equity Exceptions.

SECTION 4.03 Consents and Approvals; No Violations.

(a) Except for applicable requirements of the HSR Act, and the filing of the Certificate of Merger in accordance with the DGCL, no filing or registration with, and no permit, authorization, consent or approval of, any Governmental Entity or third Person is necessary for (i) the execution and delivery by Parent or Merger Sub of this Agreement and the adoption of this Agreement by Parent, in its capacity as sole stockholder of Merger Sub or (ii) the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated by this Agreement.

(b) Neither the execution and delivery of this Agreement or the documents and instruments to be executed and delivered pursuant hereto by Parent or Merger Sub nor the consummation by Parent or Merger Sub of the transactions contemplated hereby or thereby, nor compliance by Parent or Merger Sub with any of the provisions hereof or thereof, will (i) conflict with or result in any breach of any provision of the respective organizational documents of Parent or Merger Sub, (ii) assuming the filings, consents and approvals referred to in Section 4.03(a) are duly obtained or made (A) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, cancellation or acceleration of or loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties or assets of Parent or Merger Sub under, or require any consent, approval or notice under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement, lease or other instrument or obligation to which either Parent or Merger Sub is a party or (B) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Merger Sub or any of their properties or assets.

SECTION 4.04 Litigation.

(a) There is no legal action, suit, arbitration, or other legal or administrative proceeding or investigation before any Governmental Entity pending or, to the Knowledge of Parent, threatened, that questions the validity of this Agreement or any other documents or instruments to be executed and delivered by Parent or Merger Sub pursuant hereto, or the right of Parent and Merger Sub to enter into this Agreement or any such other documents or instruments, or to consummate the transactions contemplated hereby or thereby.  As used herein, “to the Knowledge of Parent” shall mean the actual knowledge of the officers of Parent or Merger Sub.

(b) There is no injunction, order, judgment, decree or regulatory restriction of any Governmental Entity specifically imposed upon Parent, Merger Sub or any of their respective Subsidiaries or the assets of Parent, Merger Sub or any of their respective Subsidiaries which has resulted in or would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.05 Brokers, Finders and Investment Bankers.  Neither Parent nor Merger Sub has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

SECTION 4.06 Parent Information.  The information relating to Parent and its Subsidiaries (including Merger Sub) to be provided by Parent to be contained in the Proxy Statement, any filing pursuant to Rule 14a-12 or Rule 14a-6 under the Exchange Act or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

SECTION 4.07 No Business Activities by Merger Sub.  All of the outstanding capital stock of Merger Sub is owned by Parent. Other than this Agreement, the Voting Agreement and any other agreement entered into in connection with the transactions contemplated hereby, Merger Sub is not a party to any contract and has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.  Merger Sub has no Subsidiaries.

SECTION 4.08 Funds.  Immediately prior to the Effective Time, Parent will have sufficient immediately available funds to enable Parent to pay in full the Aggregate Consideration and all fees and expenses payable by Parent in connection with this Agreement and the transactions contemplated hereby.  Without limiting the generality of the foregoing, Parent’s ability to consummate the transactions contemplated hereby is not contingent on Parent’s ability to complete any public offering or private placement of equity or debt securities or to obtain any other type of financing prior to or on the Effective Time.

SECTION 4.09 Ownership of Company Common Stock; No Other Agreements.  Neither Parent, Merger Sub nor any of their respective Subsidiaries or any of their respective Affiliates or associates (as such term is defined under the Exchange Act) (a) beneficially owns, directly or indirectly, or (b) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in case of either clause (a) or (b), any Company Common Stock, in each case, except in accordance with this Agreement, including the Merger, and the Voting Agreement.  Neither Parent, Merger Sub nor any of their respective Subsidiaries or any of their respective Affiliates or associates (as such term is defined under the Exchange Act) has entered into any contract or agreement with any officer or director of the Company in connection with the transactions contemplated by this Agreement, except for the Voting Agreement.

SECTION 4.10  No Vote Required.  No approval of the stockholders of Parent is required to approve this Agreement, the Merger or the other transactions contemplated hereby, other than those obtained prior to the date hereof.

SECTION 4.11 Solvency.  As of the Effective Time and immediately after giving effect to all of the transactions contemplated by this Agreement, including the Merger and all payments contemplated by this Agreement in connection with the Merger and payment of all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith, and assuming (i) the accuracy as of the Effective Time in all material respects of the representations and warranties of the Company set forth in Article III (ignoring all Company Material Adverse Effect qualifiers) and (ii) any projections made available to Parent by the Company have been prepared in good faith based upon reasonable assumptions: (a) the amount of the “fair saleable value” of the assets of the Surviving Corporation and its Subsidiaries on a consolidated basis will exceed (i) the value of all liabilities of the Surviving Corporation and its Subsidiaries on a consolidated basis, and (ii) the amount that will be required to pay the liabilities of the Surviving Corporation and its Subsidiaries on their existing debts as such debts become absolute and matured, (b) the Surviving Corporation and its Subsidiaries on a consolidated basis will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged, and (c) the Surviving Corporation and its Subsidiaries on a consolidated basis will be able to pay their liabilities, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged” and “able to pay their liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

SECTION 4.12 Section 203 of the DGCL.  As of the date hereof, neither Parent nor Merger Sub nor any of their respective “affiliates” or “associates” is, and at no time during the last three (3) years has been, an “interested stockholder” of the Company, as such terms are defined in Section 203 of the DGCL.

SECTION 4.13 Acknowledgement of Parent.  Parent acknowledges and agrees that it has conducted its own independent review and analysis of the business, assets, condition and operations of the Company, its Subsidiaries and the Affiliated Medical Practices. In entering into this Agreement, Parent has relied solely upon its own investigation and analysis and the representations and warranties, covenants and agreements of the Company contained in this Agreement and Parent (a) acknowledges that, other than as set forth in this Agreement, none of the Company nor any of its directors, officers, employees, Affiliates, agents or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent or its agents or representatives prior to the execution of this Agreement (including, without limitation, any projected financial statements, cash flow projections and other forward-looking data of the Company, its Subsidiaries and the Affiliated Medical Practices and certain business plan information of the Company, its Subsidiaries and the Affiliated Medical Practices), (b) agrees, to the fullest extent permitted by Law, that none of the Company nor any of its directors, officers, employees, Affiliates, agents or representatives shall have any liability or responsibility whatsoever to Parent on any basis (including in contract, tort or otherwise) based upon any information provided or made available, or statements made, to Parent prior to the execution of this Agreement, and (c) acknowledges that it is not aware of any representation or warranty of the Company set forth in Article III of this Agreement being untrue or inaccurate.

ARTICLE V
COVENANTS

SECTION 5.01 Access to Information.

(a) Prior to the Closing Date, upon reasonable notice to the Company (and, with respect to sensitive information of the Company, its Subsidiaries and the Affiliated Medical Practices with respect to their respective operations or business opportunities directly competitive with Parent or any of Parent’s Subsidiaries, upon the consent of the Company, not to be unreasonably withheld), Parent shall be entitled, through its officers, employees and representatives (including its legal advisors and accountants), to make such investigation of the properties, businesses and operations of the Company, its Subsidiaries and the Affiliated Medical Practices and such examination of the books and records of the Company, its Subsidiaries and the Affiliated Medical Practices as it reasonably requests and, at Parent’s cost and expense, to make extracts and copies of such books and records.  Any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances and shall be subject to restrictions under applicable Law.  The Company shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of the Company, its Subsidiaries and the Affiliated Medical Practices to cooperate with Parent and Parent’s representatives in connection with such investigation and examination, and Parent and its representatives shall cooperate with the Company, its Subsidiaries and the Affiliated Medical Practices and their respective representatives and shall use their reasonable efforts to minimize any disruption to the businesses of the Company, its Subsidiaries and the Affiliated Medical Practices.  Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries  or the Affiliated Medical Practices shall be required to provide access to or to disclose information where such access or disclosure would (i) violate or prejudice the rights of its customers, (ii) waive the attorney-client privilege of the institution in possession or control of such information, (iii) contravene any Law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement in the Ordinary Course of Business or (iv) be adverse to the interests of the Company, any of its Subsidiaries or any of the Affiliated Medical Practices in any pending or threatened litigation between the parties hereto over the terms of this Agreement; provided that for purposes of clauses (i), (ii) and (iii) above, the Company has used its commercially reasonable efforts to provide the requested information in a way that would not result in such violation, waiver or contravention, as applicable.

(b) All information and materials furnished pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement, dated February 10, 2010, between Parent and the Company (the “Confidentiality Agreement”).  The Company makes no representation or warranty as to the accuracy of any information provided pursuant to Section 5.01(a), and neither Parent nor Merger Sub may rely on the accuracy of any such information, in each case other than as expressly set forth in the Company’s representations and warranties contained in Article III.

SECTION 5.02 Conduct of Business.  Except as set forth in Section 5.02 of the Company Disclosure Schedule or as permitted under Section 5.03 of the Company Disclosure Schedule or Section 9.15 of the Company Disclosure Schedule, from the date hereof until the Closing, the Company, its Subsidiaries and the Affiliated Medical Practices shall conduct their respective businesses in accordance with past practice and in the Ordinary Course of Business, maintain the current business organization and goodwill, use all commercially reasonable efforts to continue to retain the services of the Company’s, its Subsidiaries’ and the Affiliated Medical Practices’ present officers, employees, consultants, and independent contractors and preserve the Company’s, its Subsidiaries’ and the Affiliated Medical Practices’ goodwill and relationship with vendors, suppliers, dealers, distributors, customers and others having business dealings with the Company, its Subsidiaries and the Affiliated Medical Practices, and the Company, its Subsidiaries and the Affiliated Medical Practices shall not enter into any transaction or perform any act which would constitute a breach of its representations, warranties, covenants and agreements contained herein.  The Company shall notify Parent promptly, but in all cases within three (3) Business Days after the Company gains Knowledge, of (a) any event or circumstance which is reasonably likely to have a Company Material Adverse Effect; (b) any material change in the normal course of business or in the operation of the assets of the Company, any of its Subsidiaries or any of the Affiliated Medical Practices, (c) the resignation or written notice of resignation or termination of any officer of the Company, any of its Subsidiaries or any of the Affiliated Medical Practices, or (d) any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) or any adjudicatory proceedings, directed at or involving the Company, any of its Subsidiaries or any of the Affiliated Medical Practices or their respective employees or independent contractors in their capacities as such.

SECTION 5.03 Certain Changes or Events.  From the date hereof until the Closing, except with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned) or except as set forth on Section 5.03 of the Company Disclosure Schedule, the Company shall not, and shall cause its Subsidiaries and the Affiliated Medical Practices not to:

(a) take any action to amend its certificate of incorporation or bylaws or other governing instruments;

(b) issue, sell or otherwise dispose of any of its authorized but unissued capital stock other than in connection with the exercise of a Company Option, or issue any option to acquire its capital stock, or any securities convertible into or exchangeable for its capital stock or split, combine or reclassify any shares of its capital stock, or create any phantom stock, stock appreciation rights plan or similar plan;

(c) declare or pay any dividend or make any other distribution in cash or property on any capital stock;

(d) merge or consolidate with or into any Person;

(e) sell or otherwise dispose of or encumber any of its properties or assets other than in sales or dispositions in the Ordinary Course of Business or in connection with normal repairs, renewals and replacements;

(f) create any subsidiary, acquire any capital stock or other equity securities of any third party or acquire any equity or ownership interest in any business or entity, except as set forth on Schedule 9.15(a);

(g)  (i) create, incur or assume any Indebtedness for borrowed money or secured by real or personal property, except for trade payables incurred in the Ordinary Course of Business, (ii) grant or incur any Liens on any real or personal property that did not exist on the date hereof except in the Ordinary Course of Business, (iii) incur any liability or obligation (absolute, accrued or contingent) not covered by clause (i) except in the Ordinary Course of Business, (iv) write-off any guaranteed checks, notes or accounts receivable except in the Ordinary Course of Business, (v) write-down the value of any asset or investment on its books or records, except for depreciation and amortization in the Ordinary Course of Business, (vi) make any commitment for any capital expenditure in excess of $500,000 in the case of any single expenditure or $1,500,000 in the case of all capital expenditures except with respect to any capitalized internal software development, (vii) enter into any contract or agreement, except those that are (x) entered into in the Ordinary Course of Business and involve an expenditure of less than $100,000 for any such contract or agreement (exclusive of any indemnification obligations under such contract or agreement for which no claims have been asserted as of the date thereof), or (y) cancelable without premium or penalty on not more than thirty (30) days’ notice, or (viii) enter into any contract, agreement or commitment related to a radiology practice alliance, strategic partnership or similar corporate development program, except in as set forth on Schedule 9.15(a);

(h) (i) increase in any manner the compensation of (including bonus), or fringe benefits of, or enter into any new, or modify any existing, bonus, severance or incentive agreement or arrangement with, any of its current or former officers, directors, management-level employees or independent contractors, or (ii) hire or fire any officers;

(i) establish, adopt, enter into, materially amend, or terminate any Company Benefit Plan or any plan, arrangement, program, policy, trust, fund or other arrangement that would constitute a Company Benefit Plan if it were in existence as of the date of this Agreement, except as required by Law or increase the benefits provided under any Company Benefit Plan, or promise or commit to undertake any of the foregoing in the future;

(j) fail to perform its material obligations under, or default or suffer to exist any event or condition which with notice or lapse of time or both would constitute a material default under, any Company Contract (except those being contested in good faith) or enter into, assume or amend any contract or commitment that is or would be a Company Contract, except in the Ordinary Course of Business or as permitted under Section 5.03 of the Company Disclosure Schedule or Section 9.15 of the Company Disclosure Schedule;

(k) fail to maintain in full force and effect policies of insurance comparable in amount and scope to those it currently maintains;

(l) make or change any material Tax election, settle or compromise any material Tax claim or assessment, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, waive or extend the limitation period applicable to any material Tax liability or assessment (other than pursuant to extensions or time to file Tax returns obtained in the Ordinary Course of  Business), enter into any closing agreement with respect to a material amount of Taxes or surrender any right to claim a refund of a material amount of Taxes; or

(m) enter into any contract, agreement or commitment with respect to, or propose or authorize, any of the actions described in the foregoing clauses (a) through (l).

SECTION 5.04 No Control of Company’s Business.  Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s, its Subsidiaries’ or the Affiliated Medical Practices’ operations prior to the Effective Time. Prior to the Effective Time, the Company, its Subsidiaries and the Affiliated Medical Practices shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses, assets and operations.

SECTION 5.05 Proxy Statement; Other Filings.

(a) As promptly as practicable following the date of this Agreement (and in any event within 15 days), (a) the Company shall prepare and file with the SEC a preliminary form of the Proxy Statement or Information Statement, as applicable, and (b) each of the Company and Parent shall, or shall cause their respective Affiliates to, prepare and file with the SEC any other filings that are required to be filed by such party with the SEC (“Other Filings”) in connection with the transactions contemplated hereby.  Each of the Company and Parent shall furnish all information concerning itself and its Affiliates, and with respect to the Company, the

Affiliated Medical Practices, that is required to be included in the Proxy Statement or Information Statement, as applicable, or, to the extent applicable, the Other Filings, or that is customarily included in proxy statements or information statements, as applicable, or other filings prepared in connection with transactions of the type contemplated by this Agreement.  Each of the Company and Parent shall use its commercially reasonable efforts to respond as promptly as practicable to any comments of the SEC with respect to the Proxy Statement or Information Statement, as applicable, or the Other Filings, and the Company shall use its commercially reasonable efforts to cause the definitive Proxy Statement or Information Statement, as applicable, to be mailed to the Stockholders as promptly as reasonably practicable after the date of this Agreement.  Each party shall promptly notify the other parties upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement or Information Statement, as applicable, or the Other Filings and shall provide the other party with copies of all correspondence between it and its representatives, on the one hand, and the SEC and its staff, on the other hand relating to the Proxy Statement or Information Statement, as applicable, or the Other Filings.  If at any time prior to the Company Stockholder Meeting, any information relating to the Company, its Subsidiaries, the Affiliated Medical Practices, Merger Sub, Parent or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement or Information Statement, as applicable, or the Other Filings, so that the Proxy Statement or Information Statement, as applicable, or the Other Filings shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the Stockholders.  Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or Information Statement, as applicable, or filing the Other Filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the party responsible for filing or mailing such document shall provide the other party a reasonable opportunity to review and comment on such document or response.

(b) Subject to the other provisions of this Agreement, the parties hereto shall cooperate with each other and use commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all material permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities.

(c) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, the Affiliated Medical Practices (with respect to the Company), directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with a statement, filing, notice or application made by or on behalf of Parent, its Subsidiaries or the Company to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(d) Nothing in this Section 5.05 shall be deemed to prevent the Company or the Company Board from taking any action they are permitted or required to take under, and in compliance with, Section 5.10 or are required to take under applicable Law.

SECTION 5.06 Stockholder Approval.   Subject to the other provisions of this Agreement, the Company shall take all necessary action in accordance with the DGCL and the Certificate of Incorporation and Bylaws of the Company to duly call, give notice of, convene and hold a special meeting of the Stockholders (the “Company Stockholder Meeting”), as promptly as reasonably practicable after the mailing of the Proxy Statement, for the purpose of voting upon the adoption of this Agreement.  Subject to Section 5.10, the Company Board shall recommend to the Stockholders that they adopt this Agreement (the “Company Recommendation”) and shall include the Company Recommendation in the Proxy Statement.  Subject to Section 5.10, the Company will use commercially reasonable efforts to solicit from the Stockholders proxies in favor of the adoption of this Agreement and will take all other action reasonably necessary or advisable to secure the vote or consent of the Stockholders required by the rules of the Nasdaq Stock Market or applicable Law to obtain such adoption.  Notwithstanding the foregoing, the Company shall use its commercially reasonable efforts to obtain a written consent constituting the Company Required Vote as promptly as possible after the date hereof in accordance with the DGCL and the Certificate of Incorporation and Bylaws of the Company to adopt this Agreement, in lieu of holding the Company Stockholder Meeting; provided that such efforts shall not affect the covenant with respect to the Company Stockholder Meeting set forth in the first sentence of this Section 5.06.

SECTION 5.07 Further Actions.

(a) Subject to the terms and conditions of this Agreement, each of Parent, Merger Sub and the Company shall, and shall cause their respective Subsidiaries and the Affiliated Medical Practices (with respect to the Company) to, use their commercially reasonable efforts (i) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VI hereof, to consummate the transactions contemplated by this Agreement and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third Person which is required to be obtained by the Company, Merger Sub or Parent or any of their respective Subsidiaries or the Affiliated Medical Practices (with respect to the Company) in connection with the Merger and the other transactions contemplated by this Agreement.  Without limiting the generality of the foregoing, each party shall, within five (5) Business Days after the execution of this Agreement, file all necessary documentation required to obtain all requisite approvals or termination of applicable waiting periods for the transactions contemplated hereby under the HSR Act.  Parent will bear the expenses and costs incurred by the parties hereto in connection with any HSR Act filings or other such competition filings and submissions which may be required by such party for the consummation of the Merger pursuant to this Agreement.

(b) Notwithstanding any other provision of this Agreement to the contrary, Parent agrees to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental

Entity or any other third Person so as to enable the parties hereto to consummate the Merger as soon as practicable, including committing to and/or effecting, by consent decree, hold separate orders, or otherwise, the sale or disposition of such of the shares of Company Common Stock, or its or the Company’s or their respective Subsidiaries’ assets, as are required to be divested or entering into such other arrangements as are required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or materially delaying the consummation of the Merger.

(c) Nothing in this Section 5.07 shall be deemed to prevent the Company or the Company Board from taking any action they are permitted or required to take under, and in compliance with, Section 5.10 or are required to take under applicable Law.

SECTION 5.08 Employees; Employee Benefit Plans.

(a) Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, (i) give those employees who are, as of the Effective Time, employed by the Company and its Subsidiaries (the “Continuing Employees”) full credit for purposes of eligibility, vesting and benefit accruals under any employee benefit plans or arrangements maintained by Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation (collectively, the “Parent Plans”) for such Continuing Employees’ service with the Company or any of its Subsidiaries (or any predecessor entity) to the same extent recognized by the Company and its Subsidiaries; (ii) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Parent Plan that is a welfare benefit plan that such employees may be eligible to participate in after the Effective Time; (iii) provide credit under any such welfare plan for any co-payments, deductibles and out-of-pocket expenditures for the remainder of the coverage period during which any transfer of coverage occurs; provided, however, that no such service shall be recognized to the extent such recognition would result in the duplication of benefits; and (iv) honor, for a period of no less than one year following the Effective Time, in accordance with their terms all employee benefit plans or arrangements maintained by the Company immediately prior to the Effective Time.

(b) From and after the Effective Time until the one year anniversary of the Effective Time, and subject to the immediately following sentence, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide to the Continuing Employees compensation and benefit arrangements that are no less favorable in the aggregate than the compensation and benefit arrangements that are provided to similarly situated employees of Parent; provided, however, that in no event shall such Continuing Employees’ compensation and benefit arrangements be less favorable in the aggregate than such Continuing Employees’ current compensation and benefit arrangements.  As soon as practicable after the Effective Time, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, cause the Continuing Employees to commence participation in such Parent Plans as are provided to similarly situated employees of Parent. From and after the Effective Time until the one year anniversary of the Effective Time and unless otherwise mutually agreed to by the parties in writing, Parent and the Surviving Corporation shall keep in full force and effect, and comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among the

Company or any of its Subsidiaries and any of its or their employees relating to severance pay or similar benefits.

(c) The provisions of this Section 5.08 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including for the avoidance of doubt any Continuing Employees, present or former employees or directors, consultants or independent contractors of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 5.08) under or by reason of any provision of this Agreement. Nothing contained in this Section 5.08 or elsewhere in the Agreement shall be construed to prevent, from and after the Effective Time, the termination of employment of any individual Continuing Employee or, subject to the provisions of Section 5.08(a), any change in the employee benefits available to any Continuing Employee or the amendment or termination of any particular Plan in accordance with its terms.

SECTION 5.09 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation shall jointly and severally: (i) indemnify and hold harmless each individual who served as a director and/or officer of the Company or any of its Subsidiaries prior to the Effective Time (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by Delaware law, as now or hereafter in effect, in connection with any Claim and any judgments, fines (including excise taxes), penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (ii) promptly pay on behalf of or, within thirty (30) days after any request for advancement, advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by Delaware law, as now or hereafter in effect, any Expenses incurred in defending, serving as a witness with respect to or otherwise participating in any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but in the case of advancement of Expenses upon receipt of an undertaking, to the extent required by applicable Law, from such Indemnified Party to repay such advanced Expenses if it is determined by a court of competent jurisdiction in a final order that such Indemnified Party was not entitled to indemnification hereunder with respect to such Expenses.  In the event any Claim is brought against any Indemnified Party, Parent and the Surviving Corporation shall each use all commercially reasonable efforts to assist in the vigorous defense of such matter, provided that neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim (and in which indemnification could be sought by such Indemnified Party hereunder) without the prior written consent of such Indemnified Party if and to the extent the claimant seeks any non-monetary relief from such Indemnified Party, which consent will not be unreasonably withheld.  The indemnification and advancement obligations of Parent and the Surviving Corporation pursuant to this Section 5.09(a) shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby and any Claim relating thereto) and all rights to indemnification and advancement conferred hereunder shall continue as to an individual who has ceased to be a director or officer of the Company or its Subsidiaries prior to the Effective Time and shall inure to the benefit of such individual’s heirs, executors and personal and legal representatives.  In connection with any determination as to whether the Indemnified Parties are entitled to the benefits of this Section 5.09, the burden of proof shall be on Parent and the Surviving Corporation to establish that an Indemnified Party is not so entitled.  As used in this Section 5.09(a), (i) the term “Claim” means any threatened, asserted, pending or completed action, suit or proceeding, or any inquiry or investigation, whether instituted by the Company, any Governmental Entity or any other party, that any Indemnified Party in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director, officer, trustee, employee, agent, or fiduciary of the Company, any of its Subsidiaries, any employee benefit plan maintained by any of the foregoing at or prior to the Effective Time and any other Person at the request of the Company or any of its Subsidiaries; and (ii) the term “Expenses” means attorneys’ fees and all other costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim for which indemnification is authorized pursuant to this Section 5.09(a), including any action relating to a claim for indemnification or advancement brought by an Indemnified Party.

(b) Without limiting any of the obligations under paragraph (a) of this Section 5.09, from and after the Effective Time, Parent and the Surviving Corporation shall keep in full force and effect, and comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among the Company or any of its Subsidiaries and any Indemnified Party providing for the indemnification of such Indemnified Party.

(c) Without limiting any of the obligations under paragraph (a) of this Section 5.09, Parent agrees that all rights to indemnification and all limitations of liability existing in favor of the Indemnified Parties as provided in the Company’s certificate of incorporation or bylaws or in the corresponding documents of any of the Company’s Subsidiaries as in effect as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect thereafter, without any amendment thereto.

(d) If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Corporation, as the case may be (including Parent’s ultimate parent entity, if applicable), assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 5.09.

(e) As of the Effective Time, Parent, the Surviving Corporation or the Company (with the election being at Parent’s option) shall have purchased and shall maintain in full force and effect for a period of six (6) years after the Closing Date (or, if any Claim is asserted or made within such six-year period, Parent shall ensure that such insurance remains in effect until final disposition of such Claim) a prepaid directors’ and officers’ liability insurance policy or policies providing each individual currently covered by the Company’s directors’ and officers’ liability insurance coverage for events occurring at or prior to the Effective Time (including acts or omissions relating to the approval of this Agreement and consummation of the transactions contemplated hereby) that is no less favorable than the Company’s existing policy; provided, however, that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are in the aggregate no less advantageous to such directors and officers of the Company than the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company from reputable carriers having a rating comparable to the Company’s current carrier.

(f) The provisions of this Section 5.09 shall survive the consummation of the Merger and (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent or the Surviving Corporation under this Section 5.09 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party under this Section 5.09 without the consent of such affected Indemnified Party.  Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.09.

SECTION 5.10 No Solicitation.

(a) The Company shall, and shall cause each of its Subsidiaries, and shall cause their respective officers, directors, representatives and agents (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (collectively, “Company Representatives”) to, (i) immediately cease any existing discussions or negotiations, if any, with any third Person that may be ongoing with respect to any actual or potential Acquisition Proposal and (ii) with respect to parties with whom discussions have been terminated, the Company shall use its reasonable best efforts to obtain the return or the destruction of, in accordance with the terms of the applicable confidentiality agreement, confidential information previously furnished by the Company, its Subsidiaries or Company Representatives.  The Company and its Subsidiaries shall not, and shall not authorize or permit any Company Representative to, directly or indirectly, (i) solicit, initiate or knowingly encourage an Acquisition Proposal, (ii) furnish or disclose to any third Person non-public information with respect to an Acquisition Proposal, (iii) negotiate or engage in discussions with any third Person with respect to an Acquisition Proposal (other than to advise such Person of the Company’s obligations under this Section 5.10) or (iv) enter into any agreement (whether or not binding) or agreement in principle with respect to, or approve or recommend, an Acquisition Proposal; provided, however, that at any time prior to obtaining approval of the Merger by the Company Required Vote (but not thereafter), in response to a bona fide written Acquisition Proposal that was not solicited by the Company or any of its Representatives and which the Company Board determines in good faith, after consulting with its financial advisors and outside legal counsel, constitutes, or could reasonably be expected to lead to, a Superior Proposal, the Company may (A) furnish information with respect to the Company, its Subsidiaries and the Affiliated Medical Practices to the Person making such Acquisition Proposal (and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives), and (B) participate in discussions or negotiations with, and provide draft documents and agreements to, the Person making such Acquisition Proposal (and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives) regarding such Acquisition Proposal, if (prior to furnishing such information to, or entering into such discussions or negotiations with, such Person) the Company (1) provides reasonable prior notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person (but excluding the identity of such Person), (2) provides Parent with all information to be provided to such Person which Parent has not previously been provided, and (3) receives from such Person an executed confidentiality agreement reasonably satisfactory to the Company Board and with terms substantially similar to and no less favorable to the Company, in the aggregate, than those contained in the Confidentiality Agreement.

(b) Except as set forth in this Section 5.10(b), neither the Company Board or any committee thereof shall (i) withdraw, qualify, withhold or modify, or propose to withdraw, qualify, withhold or modify, in a manner adverse to Parent, the Company Recommendation, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, (iii) enter into any agreement (whether or not binding) or agreement in principle with respect to any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.10(a)) or (iv) take any other action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or otherwise take any action inconsistent with the Company Recommendation.  Notwithstanding the foregoing, if, at any time prior to obtaining approval of the Merger by the Company Required Vote, the Company Board determines in good faith after consultation with its outside legal counsel and financial advisors that the failure to do so would violate its fiduciary duties to the Stockholders under applicable Law, then the Company Board may withdraw, modify, or change in a manner adverse to Parent, the Company Recommendation (a “Company Recommendation Change”); provided, however, that if any such action is (A) not in response to a Superior Proposal, then a Company Recommendation Change may only be made if directly related to an event, fact, circumstance, development or occurrence that affects the assets or operations of the Company that is unknown to the Company Board as of the date of this Agreement but becomes known to the Company Board prior to obtaining approval of the Merger by the Company Required Vote or (B) in response to a Superior Proposal (that was not solicited in breach of this Section 5.10) as determined by the Company Board in good faith after consultation with outside counsel and its financial advisors, prior to making any Company Recommendation Change or terminating this Agreement in accordance with Section 7.01(d), the Company shall, in all such cases, provide Parent with at least three (3) Business Days advance written notice (such period, the “Notice Period”), advising Parent of its intention to make a Company Recommendation Change or to terminate the Agreement to enter into a definitive agreement with respect to a Superior Proposal, (ii) provide Parent in writing the material terms and conditions of such Superior Proposal and a copy of the relevant proposed transaction documents with the party making such Superior Proposal and other material documents (but excluding the identity of such Person) and (iii) discuss with Parent, to the extent Parent wishes to discuss, any proposed changes by Parent to the terms of this Agreement as to permit the Company not to effect a Company Recommendation or to terminate this Agreement in response to such a Superior Proposal and following the Notice Period, and taking into account any revised proposal made by Parent since the commencement of the Notice Period, determines in good faith after consultation with its outside legal counsel and financial advisors that the Company Board is required to make a Company Recommendation Change in the exercise of its fiduciary duties, and if it is in connection with a Superior Proposal, the Superior Proposal remains a Superior Proposal.  In the event of any material change to the material terms of such Superior Proposal (any change in price shall be deemed a material change of a material term), the Company Board shall deliver to Parent an additional notice and shall comply with this Section 5.10(b) with respect to such new notice, except that if the only material change is a change in price, then the deadline for such new written notice shall be 36 hours (rather than the three (3) Business Days otherwise contemplated by this Section 5.10(b)).  None of the Company Board, any committee thereof or the Company shall enter into any binding agreement with any Person to limit or not provide prior notice to Parent of its intent to make a Company Recommendation Change or to terminate this Agreement in response to any Superior Proposal.

(c) Nothing contained in this Agreement shall prohibit the Company or the Company Board from (i) taking and disclosing to the Stockholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the Stockholders if the Company Board determines in good faith, after consultation with outside legal counsel, that such disclosure is required by applicable securities law; provided, that, any such disclosure (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed a Company Recommendation Change.

(d) As used in this Agreement:

(i) “Acquisition Proposal” means any inquiry, proposal or offer (including any proposal from or to the Stockholders from any person or “group” (as defined in Section 13(d) of the Exchange Act) other than Parent or its Affiliates) relating to (A) the acquisition , in any single transaction or series of related transactions, of more than twenty-five percent (25%) of the outstanding shares of capital stock or any other voting securities of the Company by any Person or group of Persons, (B) a merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, liquidation, dissolution or similar transaction which would result in any Person acquiring twenty-five percent (25%) or more of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole (including capital stock of Subsidiaries of the Company) by any Person or group of Persons, (C) any other transaction which would result in a Person or group of Persons acquiring twenty-five percent (25%) or more of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole (including capital stock of Subsidiaries of the Company), immediately prior to such transaction (whether by purchase of assets, acquisition of stock of a Subsidiary or otherwise) or (D) any combination of the foregoing.

(ii) “Superior Proposal” means an Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to fifty percent (50%)) on terms which the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel and consideration of all terms and conditions of such

Acquisition Proposal, including the conditionality and the timing and likelihood of consummation of such Acquisition Proposal) to be more favorable to the holders of Company Common Stock, including from a financial point of view, than those set forth in this Agreement or the terms of any other proposal or revised proposal made by Parent pursuant to the provisions of Section 5.10(b) above.

SECTION 5.11 Standstill.  Until the earlier of the Effective Time or the termination of this Agreement, neither Parent nor any of its Affiliates shall (a) purchase any shares of Company Common Stock or any security of the Company that is convertible into Company Common Stock in the open market or in privately negotiated transactions or (b) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing or (c) prior to the termination of this Agreement, commence a tender offer or exchange offer at a price per share below the Merger Consideration.

SECTION 5.12 Notification of Certain Events.  The Company will notify Parent and Merger Sub, and Parent and Merger Sub will notify the Company, promptly of (a) any material written communications from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, provided that the foregoing shall not apply in respect of any immaterial consents, (b) any written communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (other than any such communication from a Governmental Entity in its capacity as a counterparty to any contract with the Company thereof), (c) any legal, administrative, arbitral or other proceedings, claims or actions commenced against the Company or Parent or their respective Subsidiaries or the Affiliated Medical Practices, as applicable, that are related to the transactions contemplated by this Agreement and (d) any event, change or effect between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Sections 6.02(a) or 6.02(b) of this Agreement (in the case of the Company) or Sections 6.03(a) or 6.03(b) of this Agreement (in the case of Parent and its Subsidiaries).

SECTION 5.13 Takeover Statutes.  If any Takeover Statute becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger or any other transaction contemplated by this Agreement, then each of the Company, Parent, Merger Sub, and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Takeover Statute inapplicable to the foregoing.  “Takeover Statute” shall mean any restrictive provision of any applicable “fair price,” “moratorium,” “control share acquisition,” “interested stockholder” or other similar anti-takeover Law, including Section 203 of the DGCL.

SECTION 5.14 Section 16 Matters.  Prior to the Effective Time, the Company Board shall take all such steps as may be required and permitted to cause the transactions contemplated by this Agreement, including any dispositions of shares of Company Common Stock (including derivative securities with respect to such Company Common Stock) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.15 Delisting.  Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the Nasdaq Stock Market and terminate registration under the Exchange Act, provided that such delisting and termination shall not be effective until or after the Effective Time.

SECTION 5.16 Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, the proper officers and directors of each party to this Agreement shall use reasonable best efforts to take all such necessary action.

SECTION 5.17 Cooperation with Financing.  If Parent determines to seek financing (through loans from financial institutions or otherwise) in connection with the transactions contemplated hereby (each a “Parent Financing”), the Company shall, and shall cause its Subsidiaries, the Affiliated Medical Practices and its and their directors, officers, employees, accountants, agents, advisors and other representatives to, reasonably cooperate with Parent in connection therewith and use their commercially reasonable efforts to take all actions reasonably requested by Parent in connection therewith (in each case, at Parent’s expense), including (a) participating in marketing efforts (including lender meetings and calls), due diligence sessions and rating agency presentations; (b) assisting Parent in its preparation of rating agency presentations, bank books, confidential information memoranda or similar documents; (c) delivering to Parent information with respect to the Company, its Subsidiaries and the Affiliated Medical Practices as is reasonably requested in connection with the Parent Financing, including, at the request of Parent, delivery within 15 days of the close of each fiscal month, monthly financial statements of the Company, its Subsidiaries and the Affiliated Medical Practices (including a balance sheet and income statement); (d) facilitating the pledge and perfection of liens securing the Parent Financing; and (e) taking all other actions as are reasonably requested by Parent to facilitate the satisfaction on a timely basis of all conditions to obtaining the Parent Financing; provided, however, that the cooperation and actions required by the Company pursuant to this Section 5.17 shall not unreasonably interfere with the ordinary course operation of the Company’s, its Subsidiaries’ or the Affiliated Medical Practices’ businesses.

ARTICLE VI
CONDITIONS TO CLOSING

SECTION 6.01 Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval.  This Agreement shall have been adopted by the Company Required Vote.

(b) HSR Compliance.  Any waiting period (or extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all regulatory clearances in any relevant jurisdiction shall have been obtained in respect of the Merger and the other transactions contemplated hereby.

(c) No Order.  No Governmental Entity of competent jurisdiction shall have (i) enacted a Law that is in effect and renders the Merger illegal in the United States or any State thereof, or (ii) formally issued an injunction that is in effect and prohibits the Merger in the United States or any State thereof.

SECTION 6.02 Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.  The(i) representations and warranties set forth in Section 3.01 (Corporate Organization), 3.02(a) and (c) (Capitalization), 3.03(a) (Authority); and 3.07 (Broker’s Fees) shall be true and correct in all respects and (ii) other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of the condition in clause (ii), no effect shall be given to any exception in such representations and warranties relating to materiality or a Company Material Adverse Effect, and such representations and warranties  shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would be reasonably likely to result in a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

(b) Performance of Obligations.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to such effect.

(c) Absence of a Company Material Adverse Effect.  Since December 31, 2009, there shall not have been any change, effect, event, circumstance, condition, occurrence or development that, individually or in the aggregate, has had or would be reasonably likely to have a Company Material Adverse Effect.

SECTION 6.03 Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality or a Parent Material Adverse Effect; provided, further, that, for purposes of this condition, such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would result in a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

(b) Performance of Obligations.  Each of Parent and Merger Sub shall have performed in all material respects all of its respective obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and Chief Financial Officer to such effect.

ARTICLE VII
TERMINATION OF AGREEMENT

SECTION 7.01 Termination.  This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time (notwithstanding if the Company Required Vote has been obtained or Parent has adopted this Agreement as the sole stockholder of Merger Sub):

(a) by the mutual written consent of the Company and Parent;

(b) by the Company or Parent, in the event that any Governmental Entity of competent jurisdiction shall have (i) enacted a Law that is in effect at the time of such termination and renders the Merger illegal in the United States or any State thereof at the time of such termination, or (ii) formally issued a permanent, final and non-appealable injunction, ruling, decree or order that prohibits the Merger in the United States or any State thereof; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (b) shall not have initiated such proceeding or taken any action in support of such proceeding;

(c) by the Company or Parent, if at the Company Stockholder Meeting (giving effect to any adjournment or postponement thereof), the Company Required Vote shall not have been obtained;

(d) at any time prior to the Company Required Vote having been obtained by the Company in order to enter into an acquisition agreement for a Superior Proposal; provided, however, that this Agreement may not be so terminated unless (i) the Company shall have complied with the procedures set forth in Section 5.06 and Section 5.10 and (ii) the payment required by Section 7.02 has been made in full to Parent;

(e) by Parent if (i) there shall have been a Company Recommendation Change, or (ii) the Company shall have knowingly and materially breached any of its obligations under Section 5.06 or Section 5.10;

(f) by the Company or Parent, if the Merger shall not have been consummated prior to November 30, 2010 (the “Outside Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.01(f) shall not be available to any party hereto whose actions or omissions have primarily been the cause of, or resulted in, either (A) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Merger set forth in Article VI prior to the Outside Termination Date, or (B) the failure of the Effective Time to have occurred prior to the Outside Termination Date;

(g) by Parent, if there shall have been any breach of any representation or warranty, or any such representation or warranty of the Company shall have become untrue and incapable of being cured prior to the Effective Time, or any breach of any covenant or agreement of the Company hereunder, such that a condition in Section 6.02(a) or Section 6.02(b) would not be satisfied, and such breach or condition is not curable or, if curable, shall not have been remedied within thirty (30) days after receipt by the Company of notice in writing from Parent, specifying the nature of such breach and requesting that it be remedied; or

(h) by Company, if there shall have been any breach of any representation or warranty, or any such representation or warranty of Parent or Merger Sub shall have become untrue and incapable of being cured prior to the Effective Time, or any breach of any covenant or agreement of Parent or the Merger Sub hereunder, such that a condition in Section 6.03(a) or Section 6.03(b) would not be satisfied, and such breach or condition is not curable or, if curable, shall not have been remedied within thirty (30) days after receipt by Parent of notice in writing from the Company, specifying the nature of such breach and requesting that it be remedied.

The party desiring to terminate this Agreement pursuant to subsections (b), (c), (d), (e), (f), (g) or (h) of this Section 7.01 shall give written notice of such termination to the other party in accordance with Article VIII, specifying the provision or provisions hereof pursuant to which termination is effected.  The right of any party hereto to terminate this Agreement pursuant to this Section 7.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, or any of their respective Affiliates or representatives, whether prior to or after the execution of this Agreement.

SECTION 7.02 Company Termination Fee.

(a) If this Agreement is terminated (i) by the Company pursuant to Section 7.01(d) or (ii) by Parent or the Company, as applicable, pursuant to Section 7.01(c), 7.01(e), 7.01(f) (unless the actions or omissions of Parent or Merger Sub have been the primary cause of, or resulted in either (A) the failure to satisfy the conditions to the obligations of the Company to consummate the Merger set forth in Article VI prior to the Outside Termination Date, or (B) the failure of the Effective Time to have occurred prior to the Outside Termination Date) or 7.01(g), the Company shall pay Parent or its designee the Company Termination Fee by wire transfer of immediately available funds; (x) in the case of any termination pursuant to clause (i) above, prior to or contemporaneous with such termination, and (y) in the case of any termination pursuant to clause (ii) above, only if (A) prior to such termination but after the date hereof, an Acquisition Proposal is made known to the Company or publicly announced by any Person (other than Parent, Merger Sub or their respective Affiliates) and (B) an Acquisition Proposal is consummated or the Company enters into an acquisition agreement for an Acquisition Proposal with any Person, in any case, within twelve (12) months following such termination, in which case such payment shall be made prior to or contemporaneous with the consummation of, or entering into an acquisition agreement for, an Acquisition Proposal.  For the avoidance of doubt, in no event shall the Company be obligated to pay, or cause to be paid, the Company Termination Fee on more than one (1) occasion.

(b) In the event that this Agreement is terminated pursuant to Section 7.01(c) or Section 7.01(g), the Company shall reimburse Parent or its designee for the documented reasonable out-of-pocket fees and expenses incurred by Parent, Merger Sub or any of their Affiliates in connection with this Agreement or the transactions contemplated hereby up to an aggregate amount of $2,400,000, by wire transfer of immediately available funds not later than five (5) Business Days after delivery to the Company of an itemization setting forth in reasonable detail all such reimbursable expenses; provided that any amounts paid by the Company of Parent pursuant to this Section 7.02(b) shall reduce on a dollar-for-dollar basis any Company Termination Fee that becomes due and payable pursuant to Section 7.02(a).  The parties acknowledge that (i) the agreements contained in this Section 7.02 are an integral part of the transactions contemplated in this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 7.02(a) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without the agreements contained in this Section 7.02, the parties would not have entered into this Agreement.

SECTION 7.03 Effect of Termination.  In the event of termination of this Agreement by either Parent or the Company as provided in this Article VII, this Agreement shall forthwith become void and have no effect, and none of Parent, Merger Sub, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby; provided, however, that (i) Sections 5.01(b), Article VII, Article VIII, and Article IX  and, in accordance with its terms, the Guarantee shall survive any termination of this Agreement and (ii) Subject to  Section 9.09, neither Parent, Merger Sub nor the Company shall be relieved or released from any liabilities or damages arising out of its knowing and material breach of this Agreement; provided, however, that receipt of the Company Termination Fee as provided herein shall be the sole and exclusive remedy of Parent and Merger Sub under circumstances where the Termination Fee is payable by the Company.

ARTICLE VIII
NOTICES

Any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified, on the next Business Day after delivery to a nationally recognized overnight courier service, when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next Business Day, or five (5) days after deposit with the United States Post Office, by registered or certified mail, postage prepaid, and addressed to the party to be notified at the address or facsimile number indicated below for such party, or at such other address as such party may designate upon written notice to the other parties (except that notice of change of address shall be deemed given upon receipt).

(a) In the case of Parent or Merger Sub:

c/o Providence Equity Partners L.L.C.
50 Kennedy Plaza, 18th Floor
Providence, RI  02903
Attn:  Peter O. Wilde
Facsimile:  (401) 751-1790

and

c/o Providence Equity Partners L.L.C.
9 West 57th Street, Suite 4700
New York, NY  10019
Attn:  Jesse M. Du Bey
Facsimile:  (212) 644-1200

with a copy to:

Weil, Gotshal & Manges LLP
50 Kennedy Plaza, 11th Floor
Providence, RI  02903
Attn:  David K. Duffell, Esq.
Facsimile:  (401) 278-4701

and

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY  10153
Attn:  Michael E. Weisser, Esq.
Facsimile:  (212) 310-8007

(b) In the case of the Company:

Virtual Radiologic Corporation
11995 Singletree Lane, Suite 500
Eden Prairie, MN 55344
Attn:  Michael Kolar, General Counsel
Facsimile:  (952) 938-1662

with a copy to:

Oppenheimer Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402
Attn: Bruce Machmeier, Esq. and William McDonald, Esq.
Facsimile:  (612) 607-7100

ARTICLE IX
MISCELLANEOUS

SECTION 9.01 Non-survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.  This Section 9.01 shall not limit any covenant or agreement of the parties in this Agreement that by its terms contemplates performance after the Effective Time.

SECTION 9.02 Publicity.  Parent, Merger Sub and the Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement or SEC filing as may upon the advice of outside counsel be required by Law or the rules and regulations of any applicable stock exchange (including the Nasdaq Stock Market). The parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement.

SECTION 9.03 Expenses.  Except as otherwise provided in this Agreement, each party will bear its own expenses and costs incurred in connection with this Agreement and the transactions contemplated hereby, whether or not such transactions will be consummated (for the sake of clarity, Parent shall be responsible for the HSR Act filing fees).

SECTION 9.04 Entire Agreement.  This Agreement, together with the Exhibits and Schedules annexed hereto, the Guarantee and the Voting Agreement, constitutes the entire understanding and agreement by and among the parties hereto with respect to the subject matter hereof, and supersedes all prior negotiations, agreements and understandings among such parties.

SECTION 9.05 Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Except as otherwise specifically provided in Section 5.09 (Indemnification; Directors’ and Officers’ Insurance) or Section 9.09 (Enforcement), this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

SECTION 9.06 Governing Law.  This Agreement, including the validity hereof and the rights and obligations of the parties hereunder, and all amendments and supplements hereof and all waivers and consents hereunder, shall be construed in accordance with and governed by the domestic substantive laws of the State of Delaware without giving effect to any choice of law or conflicts of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.  The parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of Delaware over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts.  The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

SECTION 9.07 Waiver of Jury Trial.  Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.07.

SECTION 9.08 Severability.  Any term or provision of this Agreement that is invalid or unenforceable shall not affect the validity or enforceability of the remaining terms and provisions hereof.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid, illegal or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid, legal and enforceable and that comes closest to expressing the intention of the invalid, illegal or unenforceable term or provision, and this Agreement shall be enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid, illegal or unenforceable term or provision with a valid, legal and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid, illegal or unenforceable term.

SECTION 9.09 Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with the terms hereof and that Company, Parent and Merger Sub shall be entitled to specific performance of the terms and provisions hereof (including the obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by the Company, Parent or Merger Sub, in addition to any other remedy at law or equity. The Company, Parent and Merger Sub each hereby waive (a) any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.  In addition, notwithstanding anything to the contrary in this Agreement, Parent acknowledges and agrees that in the event of any breach or wrongful repudiation of this Agreement by Parent or Merger Sub, the actual damages incurred by the Company for purposes of determining damages to the extent available as a remedy to the Company under Section 9.09(c) would include the actual damages incurred by the Company’s stockholders in the event such stockholders would not receive the benefit of the bargain negotiated by the Company on their behalf as set forth in this Agreement.

(b) The Company hereby agrees that specific performance as provided for in Section 9.09(a) shall be its sole and exclusive remedy with respect to breaches by Parent, Merger Sub, or any other Person or otherwise in connection with this Agreement or the transactions contemplated hereby (whether in contract, tort or otherwise) and except as provided in Section 9.09(c) below, that it may not seek or accept any other form of relief that may be available for breach under this Agreement or otherwise in connection with this Agreement or the transactions contemplated hereby (including monetary damages).

(c) If a court of competent jurisdiction has declined to specifically enforce the obligations of Parent to consummate the Merger pursuant to a claim for specific performance brought against Parent pursuant to this Section 9.09 and has instead granted an award of damages for such alleged breach against Parent, the Company may enforce such award and accept damages for such alleged breach only if, within two (2) weeks following such determination the Company confirms to Parent in writing that it is prepared and willing to consummate the Merger in accordance with this Agreement, and Parent is not willing to consummate the Merger within such two (2) week period in accordance with the terms and conditions of this Agreement.  In addition, the Company agrees to cause any legal proceeding still proceeding to be dismissed with prejudice at such time as Parent consummates the Merger in accordance with Article II of this Agreement or is otherwise willing to do so.

SECTION 9.10 Captions.  The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

SECTION 9.11 Certain References.  Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.  The terms “herein”, “hereof” or “hereunder” or similar terms as used in this Agreement refer to this entire Agreement and not to the particular provision in which the term is used.  Unless otherwise stated, all references herein to Articles, Sections, subsections or other provisions are references to Articles, Sections, subsections or other provisions of this Agreement.

SECTION 9.12 Guaranty by Parent.  By its signature below, Parent hereby guarantees the obligations of Merger Sub pursuant to this Agreement to be performed on or prior to the Closing Date.

SECTION 9.13 Counterparts.  This Agreement may be executed by facsimile or portable document format (pdf) transmission and in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

SECTION 9.14 Amendment or Supplement.  At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Required Vote, by written agreement of the parties hereto, by action taken by their respective Boards of Directors; provided, however, that following approval of the Merger by the Stockholders, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the Stockholders without such approval.

SECTION 9.15 Defined Terms.  The following terms used in this Agreement shall have the following meanings or the meanings set forth in the corresponding Sections or subsections of this Agreement:

“Acquisition Proposal”	Section 5.10(d)(i)

“Affiliate” means with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through owners of voting securities, by contract or otherwise.

“Affiliated Medical Practices” means, collectively, the following Persons:  Virtual Radiologic Professionals, LLC, Virtual Radiologic Professionals of California, P.A., Virtual Radiologic Professionals of Illinois, S.C., Virtual Radiologic Professionals of Michigan, P.C., Virtual Radiologic Professionals of Minnesota, P.A., Virtual Radiologic Professionals of New York, P.A., and Virtual Radiologic Professionals of Texas, P.A.

“Aggregate Consideration”	Section 2.02(a)

“Agreement”	Preamble

“Bankruptcy and Equity Exceptions”	Section 3.03(a)

“Business Day”	Section 1.02

“Capitalization Date”	Section 3.02(a)

“Certificate”	Section 2.02(a)

“Certificate of Merger”	Section 1.03

“Claim”	Section 5.09(a)

“Closing”	Section 1.02

“Closing Date”	Section 1.02

“Code” means the Internal Revenue Code of 1986, as amended.

“Company”	Preamble

“Company Benefit Plans”	Section 3.11(a)

“Company Board”	Section 2.01(d)(iii)

“Company Common Stock” means the common stock, par value $0.001 per share, of the Company.

“Company Contract”	Section 3.13(a)

“Company Disclosure Schedule”	Article III

“Company Material Adverse Effect”	Section 3.01(a)

“Company Preferred Stock”	Section 3.02(a)

“Company Recommendation”	Section 5.06

“Company Recommendation Change”	Section 5.10(b)

“Company Representatives”	Section 5.10(a)

“Company Required Vote”	Section 3.03(a)

“Company Restricted Stock”	Section 2.01(d)(ii)

“Company SEC Reports”	Section 3.05

“Company Stock Option” means each option to purchase a share of Company Common Stock, which option is issued and outstanding immediately prior to the Effective Time.

“Company Stock Plans”	Section 3.02(a)

“Company Stockholder Meeting”	Section 5.06

“Company Termination Fee” means $9,000,000.

“Confidentiality Agreement”	Section 5.01(b)

“Continuing Employees”	Section 5.08(a)

“DGCL” means the Delaware General Corporation Law, as amended.

“Dissenting Shares”	Section 2.05(a)

“Effective Time”	Section 1.03

“Environmental Law” means any foreign, federal, state or local statute, regulation, ordinance, rule of common law or other legal requirement, as now or hereafter in effect, in any way relating to the protection of human health and safety, the environment or natural resources including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), as each has been or may be amended and the regulations promulgated pursuant thereto.

“Environmental Permits”	Section 3.19(a)

“ERISA”	Section 3.11(a)

“Exchange Act”	Section 3.05

“Exchange Fund”	Section 2.02(a)

“Expenses”	Section 5.09(a)

“Federal Health Care Program” means any plan or program that provides health benefits, whether directly, through insurance, or otherwise, which is funded directly, in whole or in part, by the United States Government, or any state health care program either approved under the Social Security Act or receiving federal funds.

“GAAP”	Section 3.01(a)

“Governmental Entity”	Section 3.04

“Guarantee”	Preamble

“Guarantors”	Preamble

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person means, without duplication, (i) the principal of, accrued interest of, premium (if any) in respect of and prepayment and other penalties, charges, expenses and fees associated with (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business consistent with past practice); (iii) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (iv) all obligations of the type referred to in clauses (i) through (iii) of other Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Indemnified Parties”	Section 5.09(a)

“Intellectual Property Rights”	Section 3.20

“IRS” means the Internal Revenue Service.

“Knowledge of the Company”	3.09(a)

“Knowledge of Parent”	4.04(a)

“Law” means any federal, state, local or foreign law (including common law), statute, code, ordinance, rule, regulation or other requirement.

“Liens” means any lien, encumbrance, security interest, charge, pledge, mortgage, deed of trust, claim, lease, option, right of first refusal, easement, servitude or transfer restriction, except for (a) liens for current Taxes not yet due and payable or for Taxes the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the latest audited financial statements in accordance with GAAP, and (b) liens to secure indebtedness reflected on the Company’s most recent balance sheet or indebtedness incurred in the Ordinary Course of Business after the date thereof.

“Merger”	Section 1.01

“Merger Consideration”	Section 2.01(b)

“Merger Sub”	Preamble

“Notice Period”	Section 5.10(b)(i)

“Option Consideration”	Section 2.01(d)(i)

“Optionholder”	Section 2.01(d)(i)

“Ordinary Course of Business” means, with respect to any Person, the ordinary and usual course of business of such Person consistent with past practices.

“OSHA” means the Occupational Safety and Health Administration

“Other Filings”	Section 5.05(a)

“Outside Termination Date”	Section 7.01(f)

“Parent”	Preamble

“Parent Disclosure Schedule”	Article IV

“Parent Financing”	Section 5.17

“Parent Material Adverse Effect”	Section 4.01

“Parent Plans”	Section 5.08(a)

“Paying Agent”	Section 2.02(a)

“Permits”	Section 3.12(b)

“Permitted Liens”	Section 3.17(c)

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“Proxy Statement”	Section 3.04

“SEC”	Article III

“Securities Act”	Section 3.05

“Stockholder” means the holders of the Company Common Stock.

“Subsidiary” means, with respect to Company, Parent or Merger Sub, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries or by such party and any one or more of its respective Subsidiaries.

“Superior Proposal”	Section 5.10(d)(ii)

“Surviving Corporation”	Section 1.01

“Takeover Statute”	Section 5.13

“Tax Return”	Section 3.10(h)

“Taxes”	Section 3.10(g)

SECTION 9.16 Interpretation.  This Agreement shall be construed reasonably to carry out its intent without presumption against or in favor of either party.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

MERGER SUB: VIKING ACQUISITION CORPORATION

By:	/s/ Jesse Du Bey
	Name:	Jesse Du Bey
	Title:	President

PARENT: VIKING HOLDINGS LLC

By:	/s/ Jesse Du Bey
	Name:	Jesse Du Bey
	Title:	President

[Signature Page to Agreement and Plan of Merger]

1

COMPANY: VIRTUAL RADIOLOGIC CORPORATION

By:	/s/ Robert C. Kill
	Name:	Robert C. Kill
	Title:	Chairman of the Board, President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

2